SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2022

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Eni: first quarter 2022 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate Secretary’s Staff Office

Date: April 29, 2022

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

San Donato Milanese

April 29, 2022

Eni: first quarter 2022 results

Key operating and financial results

IVQ			IQ
2021			2022	2021	% Ch.
79.7	Brent dated	$/bbl	101.4	60.9	67
1.144	Average EUR/USD exchange rate		1.122	1.205	(7)
987	Spot Gas price at Italian PSV	€/kcm	1,043	198	426
(2.2)	Standard Eni Refining Margin (SERM)	$/bbl	(0.9)	(0.6)	..
1,737	Hydrocarbon production	kboe/d	1,654	1,704	(3)
3,806	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	5,191	1,321	293
3,630	E&P		4,381	1,378	218
536	Global Gas & LNG Portfolio (GGP)		931	(30)	..
(104)	R&M and Chemicals		(91)	(120)	24
102	Plenitude & Power		185	202	(8)
1,700	Adjusted net profit (loss) ⁽ᵃ⁾		3,270	270	..
0.47	per share - diluted (€)		0.91	0.08
3,515	Net profit (loss) ⁽ᵇ⁾		3,583	856	..
0.97	per share - diluted (€)		1.00	0.24
4,615	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		5,606	1,960	186
5,835	Net cash from operations		3,098	1,376	125
1,777	Net capital expenditure ⁽ᵇ⁾		1,617	1,387	17
8,987	Net borrowings before lease liabilities ex IFRS 16		8,623	12,239	(30)
44,519	Shareholders' equity including non-controlling interest		47,466	39,957	19
0.20	Leverage before lease liabilities ex IFRS 16		0.18	0.31

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".
(b) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the first quarter of 2022. Eni CEO Claudio Descalzi said:

“This quarter has been one of major strategic developments for Eni. We rapidly reacted to the ongoing challenges of the energy market by leveraging our global upstream and partnerships with producing countries to find alternative and additional supply opportunities for Europe. We have signed important agreements in Algeria, Egypt and the Republic of Congo, while another one was reached in Angola, consolidating our joint operations in the countries and promoting increased gas exports to Italy and Europe in the interest of transitioning to a low carbon economy. During the quarter, we successfully completed the listing of our Norwegian upstream company, Vår Energi, in which we retain 64% stake, and launched with BP the combination of our respective significant portfolio in Angola. Plenitude, our retail company integrating renewable and gas & power, is progressing towards the listing that is planned for 2022 subject to markets conditions, and we have announced the set-up of a Sustainable Mobility entity, integrating biorefineries, our network of multi-energy and multi-service outlets and their clients. With Plenitude and Sustainable Mobility we aim to serve our customer base with distinctive decarbonized products and sustainable services. We also successfully completed the IPO of NEOA in London, a SPAC targeting low carbon and transition opportunities. Coming to Q1 ’22 results, our performance exhibited strength and resilience against a backdrop of high market volatility and uncertainty linked to the ongoing war and international tensions. We delivered €5.2 billion of consolidated adjusted Ebit, €3.9 billion higher than in Q1 ’21, driven by robust trends at E&P on the back of a strong pricing environment, and GGP driven by larger LNG international operations and the flexibility of our supply portfolio. We earned €3.3 billion of adjusted net profit. Crucially, in such a volatile environment, we remained financially disciplined and generated an organic FCF of €1.8 billion, despite the higher cyclical working capital requirements in the first part of the year further raised by increased input commodities prices.

In conclusion, a quarter of clear progress in executing our strategy of delivering security and sustainability of the energy system, while keeping sharp focus on a just energy transition and creating value for our stakeholders.”

Highlights

Group’s results of operations in Q1 ‘22

•	In Q1 ’22, the Group reported an adjusted EBIT of €5.19 billion, up by 300% from Q1 ’21.

•	This performance was driven by the robust results of the E&P segment that reported a €3 billion increase in adjusted Ebit capturing the higher realized prices in equity production (up by 70% on average). Hydrocarbons production for the quarter was 1.65 million boe/d, consistent with the full year guidance.

•	The GGP segment reported an adjusted Ebit of €0.93 billion, compared to breakeven in Q1 ’21 due to higher gas sales, better results of the international LNG business amid a strong pricing environment, and margin optimization leveraging the flexibility of the natural gas supply portfolio.

•	The R&M business achieved a positive result of €24 million, a significant improvement from the €159 million loss of Q1 ’21. This trend was driven by plant optimizations allowing to reduce the use of gas and utilities expenses, as well as a strong rebound of refining margins in the second half of March ’22 benefitting from a tight market for refined products, particularly of gasoil.

•	The chemical business managed by Versalis has weakened due to the rise in oil-based feedstock costs and higher plant utilities expenses. The business reported lower results of €154 million year-on-year.

•	The retail, renewable & electric mobility businesses managed by Plenitude are well positioned to achieve the full-year guidance of adjusted EBITDA (over €0.6 billion), notwithstanding the high volatility of the scenario, confirming the resilience of our integrated business model.

•	The Group adjusted net profit in Q1 ’22 was about €3.27 billion, increasing by €3 billion from Q1 ’21, supported by improved results from our equity accounted entities and a lower tax rate resulting from geographical mix effects and higher prices in E&P and positive business contribution from GGP and R&M in the overall results.

•	The Group adjusted cash flow before working capital at replacement cost came in at €5.61 billion supported by the strong base business performance (up by 186% compared to Q1 ’21).

•	After funding organic capex of €1.62 billion, slightly higher versus last year, and working capital needs, the Group earned an organic FCF of €1.8 billion. Seasonal factors that typically shape working capital requirements in the first quarter, drove a cash absorption of about €1.96 billion that reflected the higher nominal value of trade receivables.

•	The cash flow of the quarter was boosted by the closing of the share offering in Vår Energi with proceeds for Eni of about €0.4 billion.

•	Non-organic cash outflows of €1.25 billion relate to Plenitude acquisitions (€0.8 billion) and a capital contribution to the Saipem JV (€0.46 billion) as part of the financial restructuring of the investee.

•	Net borrowing as of March 31, 2022, before the IFRS 16 effect stood at €8.62 billion, and the leverage continued to improve at 0.18 versus 0.20 as of December 31, 2021.

Q1 ’22 Business developments

E&P and GGP

•	In March/April: leveraging our consolidated partnership with the North and Western African countries, we signed framework agreements with Algeria, Egypt and the Republic of Congo on April 11, 13 and 21 to boost joint upstream operations and increase natural gas exports towards Europe. Additional contributions will come from Angola.

•	Under the terms of the agreement with Algeria, Eni expects to gradually increase the volumes of gas exported to Italy through the Transmed pipeline as part of the existing long-term supply contracts with Sonatrach, with additional gas deliveries starting in the next heating season and rising to up to 9 billion cubic meters per year in 2023-24. Additional gas reserves will be jointly developed by Eni and Sonatrach leveraging Eni’s distinctive fast track model, to support export flows to Italy.

•	Eni and the Egyptian state-owned company “EGAS” agreed to valorize local gas reserves by increasing activities in jointly operated concessions and by exploring near field areas, with the goal of boosting production and gas exports to Italy via the Damietta liquefaction plant at an expected initial rate of up to 3 billion cubic meters in 2022.

•	With the petroleum authorities of the Republic of Congo, Eni signed a letter of intent to increase gas production and export to Italy through the development of a Liquefied Natural Gas (LNG) project with start-up expected in 2023 and a capacity of 4.5 billion cubic meters/ year once fully operational. LNG exports will allow to valorize the production of gas that exceeds Congo’s internal market needs.

•	In February, with the equity fund HitecVision completed the listing of Vår Energi on the Oslo stock exchange, the largest O&G IPO in Europe in 15 years, placing an interest of about 11.2% of the investee’s share capital. Eni’s interest was reduced to 64.3% following the closing of the deal.

•	In March, Eni signed an agreement with BP to establish a financially independent, equally-owned joint venture in Angola, Azule Energy, that will combine the two companies’ respective portfolios of oil&gas assets in the Country to enhance growth and value.

•	In February, the Ndungu satellite project in Block 15/06 off Angola began early production, by connecting the field to the Ngoma Floating Production Storage and Offloading (FPSO) vessel. While production at the Ndungu field has been ramping up, appraisal activities in March have allowed a significant upgrade to the resource base of the discovery area to around 1 billion barrels of oil equivalent in place. This makes Ndungu, together with Agogo, the largest accumulation discovered in Block 15/06, and highlights the efficacy of both Eni’s model of infrastructure-led-exploration and its phased approach in putting reserves into production with fast time-to-market.

•	In February, the Miamte FPSO started hydrocarbon production at the Miztón field, within the Development Project in Area 1 in the Gulf of Mexico.

•	In February, positive preliminary results were obtained at the first exploration well, XF-002, in Block 2 (Eni 70%, operator) off Abu Dhabi. More results from drilling operations are expected in the second quarter of 2022.

•	In March, a significant oil and associated gas discovery was made in Algeria at the Zemlet El Arbi concession in the Berkine North Basin, jointly operated by Eni (49%) and Sonatrach (51%). The discovery with estimated 140 million barrels of oil in place, is close to the processing facilities of the Bir Rebaa North field, ensuring a fast-track development.

•	In April, near-field oil and gas discoveries were made in the Meleiha concessions, in Egypt’s Western Desert, which have already been tied into production, in line with the near-field exploration strategy, allowing to maximize exploration opportunities nearby existing infrastructures.

•	In January, following the "2021 Awards in Predefined Areas" (APA) tender process of the Norwegian Ministry of Oil and Energy, Vår Energi was awarded ten exploration licenses (of which five were as the operator) covering areas in the main mining basins of the Norwegian continental shelf (NCS).

•	In January, following the successful participation in the Egypt International Bid Round for Petroleum Exploration and Exploitation 2021, Eni was awarded five exploration licenses (out of which four as operator) in the main mining basins of interest to Eni: offshore East Mediterranean, the Western Desert and the Gulf of Suez, for a total acreage of about 8,410 square kilometers.

•	In March, awarded a new PSC in the basin of Berkine South in Algeria; Eni operator with a 49% interest, Sonatrach 51%.

•	In March, Eni signed a new PSC related to the CI-401 and CI-801 blocks, offshore the Ivory Coast, close to the Baleine discovery.

•	Eni signed agreements in February in Mozambique and in March in Benin to develop the projects of circular economy and of agriculture that do not compete with the food chain to supply green feedstock to Eni’s biorefineries. Those agreements also included initiatives intended to preserve forests and to decarbonize the local energy mix.

•	In February, the HyNet North-West project received 19 expressions of interest by industrial companies willing to have their emissions captured, transported and stored in Eni UK’s depleted hydrocarbon reservoirs. The project is being developed by a multi-partner consortium led by Eni UK to build a carbon capture and storage (CCS) hub.

R&M and Chemicals

•	In April, signed an agreement with the Chinese Shandong Eco Chemical Co. Ltd. to license Versalis proprietary continuous mass technology to manufacture styrenic polymers with a low-carbon footprint.

•	In March, Eni announced the establishment of a Sustainable Mobility company that will enhance value by integrating our biorefineries, strong customer base and our network of multi-energy, multi-service outlets.

•	In March, Eni strengthened the partnership between Versalis and Novamont to develop the green chemistry business conducted through the Matrìca joint venture by establishing a new shareholder agreement, whereby Versalis will increase its stake in Novamont from 25% to 35%.

•	In February, Eni started the production of bioethanol from residual biomass at the Crescentino hub, managed by Versalis. The plant is capable of processing 200 ktonnes of biomass per year, with a maximum production capacity of approximately 25 ktonnes of bioethanol per year.

•	In January, Matrìca signed an agreement with Lanxess, a leader in specialty chemicals, covering the supply of renewable raw materials obtained from vegetable oils at the Matrìca’s Porto Torres plant to be used by Lanxess to manufacture biocidal industrial additives for the consumer end-markets.

•	In the first quarter, Eni signed agreements with the Italian companies “SEA” and “Aeroporti di Roma” managing the main national airports to speed up the decarbonization both of the airline sector and of ground operations by using Eni’ sustainable fuels (SAF and HVO).

Plenitude and Power

•	GreenIT, a joint venture between Plenitude and the Italian agency CDP Equity, engaged in the development of electricity generation capacity from renewable sources, in April signed an agreement with the equity fund Copenhagen Infrastructure Partners (CIP) to build and operate two floating offshore wind farms in Sicily and Sardinia, with an expected total capacity of approximately 750 MW.

•	In March, GreenIT signed an agreement to acquire the entire portfolio of Fortore Energia Group, consisting of four onshore wind farms operating in Italy with a total capacity of 110 MW.

•	In January, Eni acquired the Greek company Solar Konzept Greece “SKGR”, owner of a portfolio of photovoltaic plants in Greece with a pipeline of projects targeting about 800 MW.

•	In February, Eni acquired a portfolio of renewable capacity in Texas (USA) from BayWa r.e. with an installed capacity of approximately 266 MW and a storage project in an advanced development phase of about 200 MW/400 MWh.

•	In March, Eni inaugurated the Badamsha 2 Wind Farm located in the Aktobe Region, Kazakhstan, the second wind installation in the region resulting in a doubling of the installed capacity of Badamsha 1 project (48 MW, for a total amount of 96 MW installed in the Country).

•	In March, Eni reached a preliminary agreement to divest a minority stake of 49% in the share capital of EniPower to Sixth Street, a leading global investment firm. Eni will retain control of EniPower in terms of operations as well as over the financial consolidation of the company.

Decarbonization & Sustainability

•	In February, Eni signed an agreement with Edison and Ansaldo Energia to assess the economic feasibility of the production of green hydrogen derived from water electrolysis, or blue hydrogen with the use of natural gas and an associated system for the capture and storage of the CO2 emitted in the process, with the target to replace a portion of natural gas as fuel for the new Edison plant in Porto Marghera.

•	In March, Eni started a collaboration with Air Liquide to assess how to best deploy Carbon Capture and Storage (CCS) solutions to help decarbonize hard-to-abate industrial sectors in the Mediterranean region of Europe.

•	In March, Eni successfully completed the IPO of New Energy One Acquisition Corporation Plc (“NEOA”) on the main market of the London Stock Exchange, raising £175 million of equity funds, of which Eni will contribute £17.5 million. NEOA has been established for the purpose of executing a business combination with targets that are positioned to participate in or benefit from the transition towards a low carbon economy.

•	In March, Eni completed the commissioning of eleven integrated, solar-powered water projects in the Borno and Yobe States in North-East Nigeria, which will provide fresh water for domestic consumption and micro- irrigation purposes. These projects were built under the framework of the ‘Access to Water’ initiative implemented by FAO and Eni, in collaboration with the Nigerian National Petroleum Corporation.

Outlook 2022

The Company is issuing the following operational and financial guidance for the FY ’22 based on information available to date, management’s judgement of the possible risks and uncertainties associated with the ongoing war in Ukraine and assuming no material disruptions in Russian gas flow:

•	E&P: Hydrocarbon production is confirmed as expected at 1.7 million boe/d at the Company’s price deck of 80 $/bbl in 2022.

•	GGP: Revised upwardly the guidance of adjusted Ebit now forecast at around €1.2 billion vs a previous target of €0.9 billion considering the expected evolution of the market.

•	Our main price sensitivities foresee a variation of €140 million in free cash flow for each one-dollar change in the price of Brent crude oil and around €600 million for a 5 USD/cent movement in the USD/EUR cross rate vs our new assumption of 1.115 USD/EUR for 2022 and considering 90$/bbl Brent price.

•	Plenitude & Power: Plenitude EBITDA is expected higher than €0.6 billion in line with our guidance. We confirm our guidance of more than 2 GW of installed capacity of renewable generation at 2022 year-end (at 100%). We also confirm our plan to list on the Milan Stock Exchange our subsidiary Plenitude through an IPO within 2022 subject to market conditions.

•	Downstream: Adjusted Ebit (R&M with ADNOC pro-forma and Versalis) is raised to positive from our previous expectation of negative.

•	Adjusted cash flow before working capital at replacement cost is expected to be €16 billion at 90 $/bbl (from more than €15 billion previously).

•	Organic capex is seen at €8 billion in line with our original guidance of €7.7 billion assuming the EUR vs USD exchange rate of our initial planning assumptions.

•	Cash neutrality is expected at a Brent price of around 46 $/bbl.

•	Leverage ante IFRS 16 is seen well below our 0.2 ceiling at 2022 year-end.

Business segments operating results

Exploration & Production

Production and prices

IVQ			IQ
2021			2022	2021	% Ch.
	Production
852	Liquids	kbbl/d	780	814	(4)
4,700	Natural gas	mmcf/d	4,638	4,726	(2)
1,737	Hydrocarbons	kboe/d	1,654	1,704	(3)
	Average realizations
75.72	Liquids	$/bbl	93.86	57.23	64
9.94	Natural gas	$/kcf	10.69	4.55	135
64.97	Hydrocarbons	$/boe	75.47	40.80	85

•	In the first quarter of 2022, hydrocarbon production averaged 1.65 million boe/d, down 3% year-on-year. When compared to the first quarter of 2021, production ramp-ups in Indonesia, in a context of strong global demand for gas and LNG, and the progressive easing of OPEC+ production quotas (particularly in the United Arab Emirates), were more than offset by reduction in Libya, Nigeria and Norway as well as mature fields decline. These negative factors weighed more in sequential comparisons.

•	Oil production was 780 kbbl/d, down 4% year-on-year. Production growth in Egypt and the progressive easing of OPEC+ production quotas were partly offset by the reduction in Libya, Nigeria and Norway as well as mature fields decline.

•	Natural gas production was 4,638 mmcf/d in the quarter, down 2% year-on-year. The impact of mature field declines, reduction in Libya, Nigeria and Norway were partly offset by the ramp-ups at Merakes (Indonesia).

Results

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
4,066	Operating profit (loss)	4,344	1,396	..
(436)	Exclusion of special items	37	(18)
3,630	Adjusted operating profit (loss)	4,381	1,378	218
(47)	Net finance (expense) income	(103)	(96)
253	Net income (expense) from investments	379	90
161	of which: - Vår Energi	235	62
(1,578)	Income taxes	(1,737)	(642)
2,258	Adjusted net profit (loss)	2,920	730	..
	Results also include:
326	Exploration expenses:	68	41	66
50	- prospecting, geological and geophysical expenses	46	39
276	- write-off of unsuccessful wells	22	2
1,183	Capital expenditure	1,080	856	26

•	In the first quarter of 2022, the recovery in profitability of Exploration & Production gained momentum with an adjusted operating profit of €4,381 million, a 21% increase from the fourth quarter of 2021 (up 218% year-on-year), driven by an ongoing recovery in the oil scenario with the reference Brent price increasing by 27% (up 67% year-on-year), while a tight gas market drove higher spot prices, up 6% vs. the fourth quarter of 2021 and up 426% vs. the same period of 2021. Against this backdrop, Eni’s realized prices of liquids increased by 64%, whereas natural gas realized prices increased by 135% compared to the first quarter of 2021, (up 24% and up 7% respectively when compared to the fourth quarter of 2021). Better realized prices were partly offset by lower production volumes decreasing by 3% and 5% from the first quarter and the fourth quarter of 2021, respectively.

•	The segment reported an adjusted net profit of €2,920 million, an increase of about €2.2 billion compared to the €730 million figure reported in the first quarter of 2021, capturing the price scenario as well as the robust performance of Vår Energi (up €173 million). Adjusted net profit benefitted from a reduction in the tax rate (down 10 percentage points compared to Q1 2021) due to the recovery in the scenario and a more favorable geographic profit mix (in terms of a reducing share of taxable income in countries with a higher tax rate).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

IVQ			IQ
2021			2022	2021	% Ch.
987	Spot Gas price at Italian PSV	€/kcm	1,043	198	426
975	TTF		1,018	196	420
12	Spread PSV vs. TTF		26	3	..
	Natural gas sales	bcm
10.25	Italy		9.45	8.66	9
7.52	Rest of Europe		7.93	7.59	4
0.73	of which: Importers in Italy		0.46	0.80	(43)
6.79	European markets		7.47	6.79	10
1.11	Rest of World		0.88	1.23	(28)
18.88	Worldwide gas sales⁽*⁾		18.26	17.48	4
2.80	of which: LNG sales		2.80	2.20	27

(*) Data include intercompany sales.

•	In the first quarter of 2022, natural gas sales of 18.26 bcm increased by 4% compared to the same period of 2021, due to the higher gas volumes marketed in Italy, particularly in the wholesaler segment and to higher sales in the European markets, mainly in Turkey. Also LNG sales increased in comparison to last year. These positives were partly offset by lower volumes sold to importers in Italy.

Results

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
2,864	Operating profit (loss)	(977)	71	..
(2,328)	Exclusion of special items	1,908	(101)
536	Adjusted operating profit (loss)	931	(30)	..
(6)	Net finance (expense) income	(5)	(3)
2	Net income (expense) from investments	1	(3)
(365)	Income taxes	(271)	6
167	Adjusted net profit (loss)	656	(30)	..
3	Capital expenditure	3

•	In the first quarter of 2022, the Global Gas & LNG Portfolio segment reported an adjusted operating profit of €931 million, showing robust growth compared to the first quarter of 2021 (up by €961 million and up by €395 million compared to the fourth quarter of 2021), driven by increased sales volumes, better results of the international LNG business, amid a strong pricing environment, and margin optimization leveraging the flexibility of the natural gas supply portfolio in inventory management and the diversified price indexation.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Refining & Marketing and Chemicals

Production and sales

IVQ			IQ
2021			2022	2021	% Ch.
(2.2)	Standard Eni Refining Margin (SERM)	$/bbl	(0.9)	(0.6)	..
4.13	Throughputs in Italy	mmtonnes	3.50	3.85	(9)
2.83	Throughputs in the rest of World		2.57	2.55	1
6.96	Total throughputs		6.07	6.40	(5)
76	Average refineries utilization rate	%	70	71
198	Bio throughputs	ktonnes	91	158	(42)
77	Average bio refineries utilization rate	%	36	62
	Marketing
1.90	Retail sales in Europe	mmtonnes	1.68	1.47	14
1.36	Retail sales in Italy		1.20	1.04	15
0.54	Retail sales in the rest of Europe		0.48	0.43	12
22.4	Retail market share in Italy	%	22.0	22.6
2.20	Wholesale sales in Europe	mmtonnes	1.87	1.72	9
1.57	Wholesale sales in Italy		1.32	1.29	2
0.63	Wholesale sales in the rest of Europe		0.55	0.43	28
	Chemicals
1.11	Sales of chemical products	mmtonnes	1.13	1.18	(4)
67	Average plant utilization rate	%	70	72

•	In the first quarter of 2022, the Standard Eni Refining Margin was in negative territory at minus 0.9 $/barrel vs. minus 0.6 $/barrel recorded in the same period of the previous year. When compared to the fourth quarter of 2021, refining margins benefited from a remarkable rebound in the second half of March ’22 reflecting a tight market for refined products, particularly of gasoil. However, the margins continued to be penalized by exceptionally high prices for natural gas that have affected both the cost of processing and refinery utilities.

•	In the first quarter of 2022, throughputs on own account at Eni’s refineries in Italy were 3.50 mmtonnes, 9% lower than in the first quarter 2021 due to a depressed refining scenario. Throughputs in the rest of world increased slightly (up 1%) thanks to higher volumes processed in Germany.

•	In the first quarter of 2022, bio throughputs were 91 ktonnes, down 42% compared to the same period of 2021, due to lower volumes processed at Gela biorefinery following the shutdown occurred at the beginning of the year, partially offset by higher volumes at Venice biorefinery.

•	In the first quarter of 2022, retail sales in Italy were 1.20 mmtonnes, up 15% year-on-year, mainly in the company-owned and lease concessions stations, due to the restarting of economic activities and travel. The market share in the first quarter 2022 was 22% (22.6% in the first quarter 2021).

•	In the first quarter of 2022, wholesale sales in Italy were 1.32 mmtonnes, up 2% compared to the same period of 2021, driven by higher sales in the jet fuel segment, partly offset by lower sales in the other segments due to lower product availability.

•	Sales of chemical products were 1.13 mmtonnes in the first quarter, down by 4% compared to the same period of 2021, due to lower raw materials availability (mainly naphtha), planned maintenance standstills, as well as to production optimization in mitigating exposure to high energy costs.

•	Versalis contribution margin decreased overall compared to the first quarter of 2021. Cracker margins decreased significantly mainly due to higher costs of oil feedstock and higher cost of utilities. Margins improved in the polyethylene segment, supported by higher prices for polymers due to a demand recovery and lower imports, and in the elastomer segment following higher demand in the tire segment.

Results

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
(239)	Operating profit (loss)	662	309	..
(321)	Exclusion of inventory holding (gains) losses	(763)	(482)
456	Exclusion of special items	10	53
(104)	Adjusted operating profit (loss)	(91)	(120)	24
(36)	- Refining & Marketing	24	(159)	..
(68)	- Chemicals	(115)	39	..
(13)	Net finance (expense) income	(10)	(12)
10	Net income (expense) from investments	52	(31)
(31)	of which: ADNOC R&GT	45	(35)
3	Income taxes	(5)	32
(104)	Adjusted net profit (loss)	(54)	(131)	..
233	Capital expenditure	92	127	(28)

•	In the first quarter of 2022, the Refining & Marketing business turned around and achieved an adjusted operating profit of €24 million, an improvement of €60 million compared to the adjusted operating loss of the fourth quarter 2021 (up €183 million compared to the first quarter of 2021) notwithstanding significantly lower refining margins in the January-February period. The improved performance was driven by plant optimization measures and initiatives to reduce energy costs of industrial processes by replacing gas with cheaper alternatives. A tight market for gasoil in the second half of March also helped the performance. The marketing business reported better results due to higher sales volumes benefitting from the reopening of the economy and increased mobility.

•	The Chemicals business, managed by Versalis, reported a loss of €115 million, down €47 million and €154 million compared to the fourth quarter and the first quarter of 2021 respectively, due to a strong increase in oil-based feedstock costs and higher plant utilities expenses indexed to the price of natural gas, which were partly offset by several efficiency initiatives aiming to replace the consumption of natural gas with cheaper fuels, optimize production volumes at cracking plants that were more exposed to the negative environment, and higher margins on polymers driven by demand.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

IVQ			IQ
2021			2022	2021	% Ch.
	Plenitude
2.62	Retail and business gas sales	bcm	3.42	3.52	(3)
4.72	Retail and business power sales to end customers	TWh	5.10	3.65	40
10.04	Retail/business customers (POD)	mln pod	10.07	9.69	4
479	Energy production from renewable sources	GWh	554	117	374
1,137	Installed capacity from renewables at period end	MW	1,397	335	317
48	of which: - photovoltaic	%	57	79
51	- wind		42	19
1	- installed storage capacity		1	2
	Power
7.75	Power sales in the open market	TWh	5.74	6.42	(11)
6.35	Thermoelectric production		6.08	5.12	19

•	Retail and business gas sales amounted to 3.42 bcm in the first quarter of 2022, decreasing by 3% compared to the same period of 2021 due to lower gas sales in Italy, mainly in the residential segment and lower volumes marketed in France, partly offset by the growth of sales in Spain, thanks to the contribution from the acquisition of Aldro Energía.

•	Retail and business power sales to end customers were 5.10 TWh in the first quarter of 2022, up 40% and benefitting from the aforementioned acquisition of Aldro Energía as well as the growth of activities in Italy and abroad.

•	Energy production from renewable sources amounted to 554 GWh in the first quarter of 2022, almost a five-fold increase year-on-year, mainly due to the production at newly acquired assets.

•	As of March 31, 2022, the installed capacity from renewables was 1,397 MW. Capacity increased by 260 MW from December 31, 2021, mainly due to the Corazon photovoltaic plant acquisition in the United States.

•	Power sales in the open market were 5.74 TWh in the first quarter of 2022, down 11% year-on-year mainly due to lower volumes marketed to power exchange.

Results

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
(532)	Operating profit (loss)	1,594	230	..
634	Exclusion of special items	(1,409)	(28)
102	Adjusted operating profit (loss)	185	202	(8)
86	- Plenitude	139	176	(21)
16	- Power	46	26	77
(1)	Net finance (expense) income	(3)
(3)	Net income (expense) from investments	(2)	6
(44)	Income taxes	(61)	(55)
54	Adjusted net profit (loss)	119	153	(22)
185	Capital expenditure	141	84	68

•	In the first quarter of 2022, Plenitude reported an adjusted operating profit of €139 million, a decrease of €37 million year-on-year, due to negative effects of the trading and regulatory environment, partly offset by increased sales volumes of renewable electricity.

•	The Power generation business from gas-fired plants reported an adjusted operating profit of €46 million, a three-fold increase and almost doubling compared to the fourth quarter of 2021 and the first quarter of 2021, mainly reflecting the start of the market for capacity services.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
26,766	Sales from operations	32,129	14,494	122
5,691	Operating profit (loss)	5,352	1,862	..
(376)	Exclusion of inventory holding (gains) losses	(713)	(464)
(1,509)	Exclusion of special items ⁽ᵃ⁾	552	(77)
3,806	Adjusted operating profit (loss)	5,191	1,321	293
	Breakdown by segment:
3,630	Exploration & Production	4,381	1,378	218
536	GGP	931	(30)	..
(104)	Refining & Marketing and Chemicals	(91)	(120)	24
102	Plenitude & Power	185	202	(8)
(227)	Corporate and other activities	(174)	(146)	(19)
(131)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(41)	37

3,515	Net profit (loss) attributable to Eni's shareholders	3,583	856	..
(267)	Exclusion of inventory holding (gains) losses	(507)	(329)
(1,548)	Exclusion of special items ⁽ᵃ⁾	194	(257)
1,700	Adjusted net profit (loss) attributable to Eni's shareholders	3,270	270	..

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the first quarter of 2022, the Group reported an adjusted operating profit of €5,191 million, a 36% increase compared to the fourth quarter of 2021 (up €1,385 million) and a four-fold increase y-o-y (or up €3,870 million) due to strengthening hydrocarbon prices, supported by better fundamentals and a tight natural gas market. These positive trends boosted the E&P performance (up €3,003 million and €751 million compared to the first quarter and the fourth quarter of 2021, respectively). The Group result was also supported by a strong performance of the GGP segment, which generated €931 million of EBIT thanks to higher sales, the international LNG business supported by a strong pricing environment, and continuing margin optimizations leveraging the flexibilities of the natural gas supply portfolio. The Plenitude & Power segment continued to report steady results (operating profit of €185 million).

•	Adjusted net result was €3,270 million in the first quarter 2022, a noticeable improvement compared to €1,700 million of the fourth quarter 2021 and €270 million of the first quarter 2021, due to an improved operating profit and higher results at equity-accounted JVs and associates (up €526 million and €355 million from the fourth quarter and the first quarter of 2021, respectively), and finally by a better consolidated tax rate.

•	Review of the Group’s tax rate: in the first quarter of 2022 the consolidated tax rate was 37.4% (75% in the first quarter of 2021 and 50.7% in the fourth quarter 2021), driven by the E&P tax rate which was reduced by a better geographical/jurisdictional mix of profits on the back of the strengthened scenario, reduced instances of jurisdictions that incurred pre-tax losses not mitigated by the recognition of deferred tax assets, and an improved overall business mix of pre-tax profit contribution.

Net borrowings and cash flow from operations

IVQ		IQ
2021	(€ million)	2022	2021	Change
3,520	Net profit (loss)	3,589	860	2,729
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,467	- depreciation, depletion and amortization and other non monetary items	1,554	1,463	91
(10)	- net gains on disposal of assets	(334)	(82)	(252)
1,524	- dividends, interests and taxes	2,454	1,047	1,407
(592)	Changes in working capital related to operations	(2,605)	(1,191)	(1,414)
318	Dividends received by equity investments	58	150	(92)
(1,231)	Taxes paid	(1,393)	(663)	(730)
(161)	Interests (paid) received	(225)	(208)	(17)
5,835	Net cash provided by operating activities	3,098	1,376	1,722
(1,647)	Capital expenditure	(1,364)	(1,139)	(225)
(1,314)	Investments	(1,194)	(520)	(674)
149	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	574	169	405
436	Other cash flow related to investing activities	(161)	5	(166)
3,459	Free cash flow	953	(109)	1,062
(3,089)	Net cash inflow (outflow) related to financial activities	2,715	(551)	3,266
1,145	Changes in short and long-term financial debt	1,890	(96)	1,986
(264)	Repayment of lease liabilities	(290)	(219)	(71)
(319)	Dividends paid and changes in non-controlling interests and reserves	(32)		(32)
(51)	Net issue (repayment) of perpetual hybrid bond	(39)	(10)	(29)
13	Effect of changes in consolidation and exchange differences of cash and cash equivalent	9	36	(27)
894	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	5,206	(949)	6,155
4,615	Adjusted net cash before changes in working capital at replacement cost	5,606	1,960	3,646

IVQ		IQ
2021	(€ million)	2022	2021	Change
3,459	Free cash flow	953	(109)	1,062
(264)	Repayment of lease liabilities	(290)	(219)	(71)
(282)	Net borrowings of acquired companies	(79)	(170)	91
(221)	Exchange differences on net borrowings and other changes	(149)	(163)	14
(319)	Dividends paid and changes in non-controlling interest and reserves	(32)		(32)
(51)	Net issue (repayment) of perpetual hybrid bond	(39)	(10)	(29)
2,322	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	364	(671)	1,035
264	Repayment of lease liabilities	290	219	71
(288)	Inception of new leases and other changes	(323)	(469)	146
(24)	Change in lease liabilities	(33)	(250)	217
2,298	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	331	(921)	1,252

Net cash provided by operating activities for the first quarter of 2022 was €3.1 billion, an increase of €1.7 billion compared to the first quarter of 2021, driven by a better scenario in the upstream segment and a strong contribution from GGP.

The cash flow benefitted from trade receivables (€2.7 billion) due in subsequent reporting periods divested to financing institutions, up by approximately €0.6 billion compared to the amount divested in the fourth quarter of 2021.

The outflow, related to the working capital of approximately €2.61 billion, was due to the change in the value of inventory holding accounted for under the weighted-average method in a rising price environment and seasonal factors that typically shape the working capital requirements of the retail gas business in the first quarter, also considering a higher value of trade amounts due to rising natural gas prices.

The dividends received by equity investments mainly related to Nigeria LNG.

Cash flow from operations before changes in working capital at replacement cost was €5,606 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital and excluding the following items: inventory holding gains or losses relating to oil and products, the timing difference between gas inventories accounted at weighted average cost and management own measure of performance leveraging inventories to optimize margin, provisions for extraordinary credit losses and charges, and the fair value of commodity derivatives lacking the formal criteria to be designated as hedges.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the first quarter of 2022 and 2021 is provided below:

IVQ		IQ
2021	(€ million)	2022	2021	Change
5,835	Net cash provided by operating activities	3,098	1,376	1,722
592	Changes in working capital related to operations	2,605	1,191	1,414
(1,707)	Exclusion of commodity derivatives	605	(158)	763
(376)	Exclusion of inventory holding (gains) losses	(713)	(464)	(249)
271	Provisions for extraordinary credit losses and other items	11	15	(4)
4,615	Adjusted net cash before changes in working capital at replacement cost	5,606	1,960	3,646

Organic capex was €1.6 billion higher than the comparative period of 2021 (up 17%) and included the funding of the CFS (Commonwealth Fusion Systems) venture engaged in developing magnetic fusion. They were fully funded by the adjusted cash flow.

Cash outflows for acquisitions net of divestments were €0.9 billion and related to the acquisition of a 20% stake in the Dogger Bank C offshore wind project in the North Sea, the 100% stake in SKGR company owner of a portfolio of photovoltaic plants in Greece, a portfolio of additional renewable capacity in the United States as well as a capital contribution to our joint venture Saipem to support a new industrial plan and a financial restructuring of the investee. These outflows were partly offset by the listing of the 11.2% of the joint venture Vår Energi, at the Oslo stock exchange with proceeds net to Eni of about €0.4 billion.

Net financial borrowings before IFRS 16 decreased by around €0.4 billion due to the organic free cash flow provided by operating activities (approximately €1.8 billion), partly offset by the net effect of acquisitions and divestments (€0.9 billion of cash outflow), payments of lease liabilities for €0.3 billion, the payment of the coupon of perpetual subordinated bonds, as well as by the effect of exchange differences and other minor changes on net borrowings (€0.23 billion).

Summarized Group Balance Sheet

(€ million)	March 31, 2022	Dec. 31, 2021	Change
Fixed assets
Property, plant and equipment	57,428	56,299	1,129
Right of use	4,867	4,821	46
Intangible assets	4,863	4,799	64
Inventories - Compulsory stock	1,186	1,053	133
Equity-accounted investments and other investments	8,475	7,181	1,294
Receivables and securities held for operating purposes	1,984	1,902	82
Net payables related to capital expenditure	(1,723)	(1,804)	81
	77,080	74,251	2,829
Net working capital
Inventories	6,952	6,072	880
Trade receivables	20,283	15,524	4,759
Trade payables	(19,540)	(16,795)	(2,745)
Net tax assets (liabilities)	(5,100)	(3,678)	(1,422)
Provisions	(13,937)	(13,593)	(344)
Other current assets and liabilities	(3,584)	(2,258)	(1,326)
	(14,926)	(14,728)	(198)
Provisions for employee benefits	(833)	(819)	(14)
Assets held for sale including related liabilities	138	139	(1)
CAPITAL EMPLOYED, NET	61,459	58,843	2,616

Eni's shareholders equity	47,366	44,437	2,929
Non-controlling interest	100	82	18
Shareholders' equity	47,466	44,519	2,947
Net borrowings before lease liabilities ex IFRS 16	8,623	8,987	(364)
Lease liabilities	5,370	5,337	33
- of which Eni working interest	3,696	3,653	43
- of which Joint operators' working interest	1,674	1,684	(10)
Net borrowings after lease liabilities ex IFRS 16	13,993	14,324	(331)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	61,459	58,843	2,616
Leverage before lease liabilities ex IFRS 16	0.18	0.20	(0.02)
Leverage after lease liabilities ex IFRS 16	0.29	0.32	(0.03)
Gearing	0.23	0.24	(0.02)

As of March 31, 2022, fixed assets of €77 billion increased by €2.8 billion from December 31, 2021: capital expenditures and acquisitions for the quarter and the positive impact of exchange rate differences were partly offset by DD&A (the period-end exchange rate of EUR vs. USD was 1.110, down 2% compared to 1.133 in December 31, 2021).

Net working capital (-€14.9 billion) was substantially unchanged compared to December 31, 2021: the increased value of oil and product inventories due to the weighted-average cost method of accounting in an environment of rising prices (up by €0.9 billion) and a higher balance between trade receivables and payables (up by €2 billion, net) due to seasonal factors and the impact of higher prices were offset by the accrual of income taxes for the period of €1.4 billion (net of payments made) and by an increase in the other current assets and liabilities due to fair value changes of derivative instruments (€1.3 billion).

Shareholders’ equity (€47.5 billion) increased by approximately €2.9 billion compared to December 31, 2021, due to the net profit for the period (€3.6 billion), positive foreign currency translation differences (about €0.9 billion) reflecting the appreciation of the US dollar vs. the euro as of March 31, 2022 vs. December 31, 2021, partly offset by the negative change in the cash flow hedge reserve of €1.5 billion (after-tax) reflecting trends in gas prices.

Net borrowings1 before lease liabilities as of March 31, 2022, were €8.6 billion, down €0.4 billion from December 31, 2021. Leverage2 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 - was 0.18 on March 31, 2022, lower than December 31, 2021 (0.20).

Special items

The breakdown of special items recorded in operating profit by segment (a net charge of €552 million) is as follows:

•	E&P: net charges of €37 million mainly related to impairment losses of credits (€24 million) and provisions for redundancy incentive (€17 million).

•	GGP: net charges of €1,908 million mainly included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (€2,043 million) following a noticeable increase in natural gas prices. Other gains are represented by the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€145 million).

The reclassification to adjusted operating profit of the positive balance of €35 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €10 million. The write-down of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows (€45 million) was partly offset by the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (gains of €30 million).

•	Plenitude & Power: net gains of €1,409 million including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges driven by material increases of natural gas prices.

The other special items in the first quarter of 2022 were related to: (i) the gain on the share offering of the Vår Energi investee through an IPO and listing at the Norwegian stock exchange, placing about a 11.2% interest of the investee share capital; (ii) a charge relating management estimation of a windfall tax on extra-profits of energy companies in Italy for the period October 2021-March 2022 compared to the same period of the previous year, following a law decree enacted by the Italian Government in March 2022. This amount has been estimated based on management best information to date considering that further legislative action and implementation guidance are required; (iii) the alignment to current values of the raw materials and products inventory of the ADNOC refinery.

1 Details on net borrowings are furnished on page 24.

2 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 17 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the first quarter of 2022 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2022 and of 2021 as well as the fourth quarter of 2021. Information on the Company’s financial position relates to end of the periods as of March 31, 2022 and December 31, 2021.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2021 Annual Report on Form 20-F filed with the US SEC on April 8, 2022, which investors are urged to read.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2022 results (not subject to audit) is also available on Eni’s website eni.com.

-16-

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,344	(977)	662	1,594	(180)	(91)	5,352
Exclusion of inventory holding (gains) losses			(763)			50	(713)
Exclusion of special items:
environmental charges			14				14
impairment losses (impairment reversals), net	8	3	45		6		62
net gains on disposal of assets	(2)						(2)
provision for redundancy incentives	17		10		9		36
commodity derivatives		2,043	(30)	(1,408)			605
exchange rate differences and derivatives	(5)	35	(7)	(1)			22
other	19	(173)	(22)		(9)		(185)
Special items of operating profit (loss)	37	1,908	10	(1,409)	6		552
Adjusted operating profit (loss)	4,381	931	(91)	185	(174)	(41)	5,191
Net finance (expense) income ⁽ᵃ⁾	(103)	(5)	(10)	(3)	(218)		(339)
Net income (expense) from investments ⁽ᵃ⁾	379	1	52	(2)	(50)		380
Income taxes ⁽ᵃ⁾	(1,737)	(271)	(5)	(61)	101	17	(1,956)
Tax rate (%)							37.4
Adjusted net profit (loss)	2,920	656	(54)	119	(341)	(24)	3,276
of which:
- Adjusted net profit (loss) of non-controlling interest							6
- Adjusted net profit (loss) attributable to Eni's shareholders							3,270
Reported net profit (loss) attributable to Eni's shareholders							3,583
Exclusion of inventory holding (gains) losses							(507)
Exclusion of special items							194
Adjusted net profit (loss) attributable to Eni's shareholders							3,270

(a) Excluding special items.

(€ million)
First Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,396	71	309	230	(163)	19	1,862
Exclusion of inventory holding (gains) losses			(482)			18	(464)
Exclusion of special items:
environmental charges			24				24
impairment losses (impairment reversals), net	6		24		3		33
net gains on disposal of assets	(76)		(6)	(1)			(83)
provision for redundancy incentives	7		10	1	13		31
commodity derivatives		(154)	22	(26)			(158)
exchange rate differences and derivatives	6	83	(9)	(2)			78
other	39	(30)	(12)		1		(2)
Special items of operating profit (loss)	(18)	(101)	53	(28)	17		(77)
Adjusted operating profit (loss)	1,378	(30)	(120)	202	(146)	37	1,321
Net finance (expense) income ⁽ᵃ⁾	(96)	(3)	(12)		(139)		(250)
Net income (expense) from investments ⁽ᵃ⁾	90	(3)	(31)	6	(37)		25
Income taxes ⁽ᵃ⁾	(642)	6	32	(55)	(153)	(10)	(822)
Tax rate (%)							75.0
Adjusted net profit (loss)	730	(30)	(131)	153	(475)	27	274
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							270
Reported net profit (loss) attributable to Eni's shareholders							856
Exclusion of inventory holding (gains) losses							(329)
Exclusion of special items							(257)
Adjusted net profit (loss) attributable to Eni's shareholders							270

(a) Excluding special items.

(€ million)
Fourth Quarter 2021⁽*⁾	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,066	2,864	(239)	(532)	(392)	(76)	5,691
Exclusion of inventory holding (gains) losses			(321)			(55)	(376)
Exclusion of special items:
environmental charges	41		71		56		168
impairment losses (impairment reversals), net	(871)	26	303	20	11		(511)
impairment of exploration projects	225						225
net gains on disposal of assets	(2)		(5)	(1)			(8)
risk provisions	16				25		41
provision for redundancy incentives	41	3	19	(6)	61		118
commodity derivatives		(2,342)	19	616			(1,707)
exchange rate differences and derivatives	(9)	52	(6)	(1)			36
other	123	(67)	55	6	12		129
Special items of operating profit (loss)	(436)	(2,328)	456	634	165		(1,509)
Adjusted operating profit (loss)	3,630	536	(104)	102	(227)	(131)	3,806
Net finance (expense) income ⁽ᵃ⁾	(47)	(6)	(13)	(1)	(134)		(201)
Net income (expense) from investments ⁽ᵃ⁾	253	2	10	(3)	(408)		(146)
Income taxes ⁽ᵃ⁾	(1,578)	(365)	3	(44)	194	36	(1,754)
Tax rate (%)							50.7
Adjusted net profit (loss)	2,258	167	(104)	54	(575)	(95)	1,705
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							1,700
Reported net profit (loss) attributable to Eni's shareholders							3,515
Exclusion of inventory holding (gains) losses							(267)
Exclusion of special items							(1,548)
Adjusted net profit (loss) attributable to Eni's shareholders							1,700

(*) Results for the fourth quarter of 2021 differ from those reported in Eni's press release on the preliminary full-year and fourth quarter of 2021 results issued February 18, 2022, due to the later recognition of Eni's share of the earnings of equity-accounted Saipem JV and to other minor closing adjustments.

(a) Excluding special items.

Breakdown of special items

IVQ		IQ
2021	(€ million)	2022	2021
168	Environmental charges	14	24
(511)	Impairment losses (impairment reversals), net	62	33
225	Impairment of exploration projects
(8)	Net gains on disposal of assets	(2)	(83)
41	Risk provisions
118	Provisions for redundancy incentives	36	31
(1,707)	Commodity derivatives	605	(158)
36	Exchange rate differences and derivatives	22	78
129	Other	(185)	(2)
(1,509)	Special items of operating profit (loss)	552	(77)
(27)	Net finance (income) expense	(16)	(77)
	of which:
(36)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(22)	(78)
399	Net income (expense) from investments	(475)	(47)
	of which:
399	- impairment/revaluation of equity investments		(47)
	- gain on the divestment of Vår Energi	(332)
(411)	Income taxes	133	(56)
(1,548)	Total special items of net profit (loss)	194	(257)

Profit and loss reconciliation GAAP vs Non-GAAP

First Quarter 2022
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results
Operating profit	5,352	(713)	530	22	5,191
Finance income (expense)	(323)		6	(22)	(339)
Income (expense) from investments	855		(475)		380
. Vår Energi	248		(13)		235
. Adnoc R&T	110	(65)			45
Income taxes	(2,295)	206	133		(1,956)
Net profit	3,589	(507)	194		3,276
- Non-controlling interest	6				6
Net profit attributable to Eni's shareholders	3,583				3,270

First Quarter 2021
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results
Operating profit	1,862	(464)	(155)	78	1,321
Finance income (expense)	(173)		1	(78)	(250)
Income (expense) from investments	72		(47)		25
. Vår Energi	67		(5)		62
. Adnoc R&T	12	(47)			(35)
Income taxes	(901)	135	(56)		(822)
Net profit	860	(329)	(257)		274
- Non-controlling interest	4				4
Net profit attributable to Eni's shareholders	856				270

Fourth Quarter 2021
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results
Operating profit	5,691	(376)	(1,545)	36	3,806
Finance income (expense)	(174)		9	(36)	(201)
Income (expense) from investments	(545)		399		(146)
. Vår Energi	196		(35)		161
. Adnoc R&T	(385)	(36)	390		(31)
Income taxes	(1,452)	109	(411)		(1,754)
Net profit	3,520	(267)	(1,548)		1,705
- Non-controlling interest	5				5
Net profit attributable to Eni's shareholders	3,515				1,700

Analysis of Profit and Loss account items

Sales from operations

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
7,273	Exploration & Production	7,772	4,231	84
10,213	Global Gas & LNG Portfolio	13,410	2,915	..
12,426	Refining & Marketing and Chemicals	13,052	7,887	65
4,051	Plenitude & Power	6,219	2,730	..
481	Corporate and other activities	394	386	2
(7,678)	Consolidation adjustments	(8,718)	(3,655)
26,766		32,129	14,494	..

Operating expenses

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
19,624	Purchases, services and other	23,479	10,260	..
113	Impairment losses (impairment reversals) of trade and other receivables, net	177	134	32
769	Payroll and related costs	793	791
118	of which: provision for redundancy incentives and other	36	31
20,506		24,449	11,185	..

DD&A, impairments, reversals and write-off

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
1,663	Exploration & Production	1,557	1,442	8
57	Global Gas & LNG Portfolio	55	35	57
128	Refining & Marketing and Chemicals	121	138	(12)
85	Plenitude & Power	86	58	48
38	Corporate and other activities	34	35	(3)
(9)	Impact of unrealized intragroup profit elimination	(8)	(8)
1,962	Total depreciation, depletion and amortization	1,845	1,700	9
(511)	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	62	33	88
1,451	Depreciation, depletion, amortization, impairments and reversals	1,907	1,733	10
288	Write-off of tangible and intangible assets	25	5	..
1,739		1,932	1,738	11

Income (expense) from investments

(€ million)
First Quarter 2022	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	345	1	108	(2)	(52)	400
Dividends	35		9			44
Net gains (losses) on disposals	332					332
Other income (expense), net	(7)		88		(2)	79
	705	1	205	(2)	(54)	855

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	March 31, 2022	Dec. 31, 2021	Change
Total debt	29,908	27,794	2,114
- Short-term debt	6,777	4,080	2,697
- Long-term debt	23,131	23,714	(583)
Cash and cash equivalents	(13,464)	(8,254)	(5,210)
Financial assets held for trading	(6,287)	(6,301)	14
Financing receivables held for non-operating purposes	(1,534)	(4,252)	2,718
Net borrowings before lease liabilities ex IFRS 16	8,623	8,987	(364)
Lease Liabilities	5,370	5,337	33
- of which Eni working interest	3,696	3,653	43
- of which Joint operators' working interest	1,674	1,684	(10)
Net borrowings after lease liabilities ex IFRS 16	13,993	14,324	(331)
Shareholders' equity including non-controlling interest	47,466	44,519	2,947
Leverage before lease liability ex IFRS 16	0.18	0.20	(0.02)
Leverage after lease liability ex IFRS 16	0.29	0.32	(0.03)

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	13,993	1,674	12,319

Shareholders' equity including non-controlling interest	47,466		47,466

Pro-forma leverage	0.29		0.26

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)	March 31, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	13,464	8,254
Financial assets held for trading	6,287	6,301
Other financial assets	1,590	4,308
Trade and other receivables	23,994	18,850
Inventories	6,952	6,072
Income tax assets	182	195
Other assets	22,698	13,634
	75,167	57,614
Non-current assets
Property, plant and equipment	57,428	56,299
Right of use assets	4,867	4,821
Intangible assets	4,863	4,799
Inventory - compulsory stock	1,186	1,053
Equity-accounted investments	7,144	5,887
Other investments	1,331	1,294
Other financial assets	1,968	1,885
Deferred tax assets	3,779	2,713
Income tax assets	110	108
Other assets	1,296	1,029
	83,972	79,888
Assets held for sale	263	263
TOTAL ASSETS	159,402	137,765
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,001	2,299
Current portion of long-term debt	1,776	1,781
Current portion of long-term lease liabilities	1,002	948
Trade and other payables	24,011	21,720
Income taxes payable	1,301	648
Other liabilities	28,187	15,756
	61,278	43,152
Non-current liabilities
Long-term debt	23,131	23,714
Long-term lease liabilities	4,368	4,389
Provisions for contingencies	13,937	13,593
Provisions for employee benefits	833	819
Deferred tax liabilities	5,557	4,835
Income taxes payable	381	374
Other liabilities	2,326	2,246
	50,533	49,970
Liabilities directly associated with assets held for sale	125	124
TOTAL LIABILITIES	111,936	93,246
Share capital	4,005	4,005
Retained earnings	28,546	22,750
Cumulative currency translation differences	7,401	6,530
Other reserves and equity instruments	4,789	6,289
Treasury shares	(958)	(958)
Net profit (loss)	3,583	5,821
Total Eni shareholders' equity	47,366	44,437
Non-controlling interest	100	82
TOTAL SHAREHOLDERS' EQUITY	47,466	44,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	159,402	137,765

GROUP PROFIT AND LOSS ACCOUNT

IVQ		IQ
2021	(€ million)	2022	2021
26,766	Sales from operations	32,129	14,494
312	Other income and revenues	365	305
27,078	Total revenues	32,494	14,799
(19,624)	Purchases, services and other	(23,479)	(10,260)
(113)	Impairment reversals (impairment losses) of trade and other receivables, net	(177)	(134)
(769)	Payroll and related costs	(793)	(791)
858	Other operating (expense) income	(761)	(14)
(1,962)	Depreciation, Depletion and Amortization	(1,845)	(1,700)
511	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(62)	(33)
(288)	Write-off of tangible and intangible assets	(25)	(5)
5,691	OPERATING PROFIT (LOSS)	5,352	1,862
1,035	Finance income	1,251	1,239
(1,168)	Finance expense	(1,517)	(1,149)
(10)	Net finance income (expense) from financial assets held for trading	(42)	8
(31)	Derivative financial instruments	(15)	(271)
(174)	FINANCE INCOME (EXPENSE)	(323)	(173)
(667)	Share of profit (loss) of equity-accounted investments	400	42
122	Other gain (loss) from investments	455	30
(545)	INCOME (EXPENSE) FROM INVESTMENTS	855	72
4,972	PROFIT (LOSS) BEFORE INCOME TAXES	5,884	1,761
(1,452)	Income taxes	(2,295)	(901)
3,520	Net profit (loss)	3,589	860
	attributable to:
3,515	- Eni's shareholders	3,583	856
5	- Non-controlling interest	6	4

	Earnings per share (€ per share)
0.98	- basic	1.00	0.24
0.97	- diluted	1.00	0.24
	Weighted average number of shares outstanding (million)
3,548.9	- basic	3,539.8	3,572.5
3,556.5	- diluted	3,547.4	3,579.0

COMPREHENSIVE INCOME (LOSS)

(€ million)	2022	2021
Net profit (loss)	3,589	860
Items that are not reclassified to profit or loss in later periods	(8)	(7)
Share of other comprehensive income on equity accounted entities	(6)
Change in the fair value of interests with effects on other comprehensive income	(2)	(7)
Items that may be reclassified to profit in later periods	(629)	1,636
Currency translation differences	871	1,531
Change in the fair value of cash flow hedging derivatives	(2,094)	172
Share of other comprehensive income on equity-accounted entities	(9)	(18)
Taxation	603	(49)

Total other items of comprehensive income (loss)	(637)	1,629
Total comprehensive income (loss)	2,952	2,489
attributable to:
- Eni's shareholders	2,946	2,485
- Non-controlling interest	6	4

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	2,489
Coupon of perpetual subordinated bonds	(10)
Other changes	(15)
Total changes		2,464
Shareholders' equity at March 31, 2021		39,957
attributable to:
- Eni's shareholders		39,875
- Non-controlling interest		82

Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	2,952
Dividends distributed by consolidated subsidiaries	(1)
Coupon of perpetual subordinated bonds	(30)
Other changes	26
Total changes		2,947
Shareholders' equity at March 31, 2022		47,466
attributable to:
- Eni's shareholders		47,366
- Non-controlling interest		100

GROUP CASH FLOW STATEMENT

IVQ		IQ
2021	(€ million)	2022	2021
3,520	Net profit (loss)	3,589	860
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,962	Depreciation, depletion and amortization	1,845	1,700
(511)	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	62	33
288	Write-off of tangible and intangible assets	25	5
667	Share of (profit) loss of equity-accounted investments	(400)	(42)
(10)	Gains on disposal of assets, net	(334)	(82)
(110)	Dividend income	(44)	(27)
(18)	Interest income	(8)	(21)
200	Interest expense	211	194
1,452	Income taxes	2,295	901
(9)	Other changes	6	(263)
(592)	Cash flow from changes in working capital	(2,605)	(1,191)
(410)	- inventories	(981)	(604)
(4,933)	- trade receivables	(4,701)	(1,688)
5,073	- trade payables	2,738	513
(151)	- provisions for contingencies	(9)	(77)
(171)	- other assets and liabilities	348	665
70	Net change in the provisions for employee benefits	16	30
318	Dividends received	58	150
8	Interest received	6	12
(169)	Interest paid	(231)	(220)
(1,231)	Income taxes paid, net of tax receivables received	(1,393)	(663)
5,835	Net cash provided by operating activities	3,098	1,376
(2,559)	Cash flow from investing activities	(2,770)	(1,702)
(1,541)	- tangible assets	(1,301)	(1,093)
(106)	- intangible assets	(63)	(46)
(1,145)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(167)
(169)	- investments	(1,027)	(520)
(49)	- securities and financing receivables held for operating purposes	(104)	(27)
451	- change in payables in relation to investing activities	(108)	(16)
183	Cash flow from disposals	625	217
16	- tangible assets	3	88
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		81
133	- investments	571
30	- securities and financing receivables held for operating purposes	51	58
4	- change in receivables in relation to disposals		(10)
(3,089)	Net change in receivables and securities not held for operating purposes	2,715	(551)
(5,465)	Net cash used in investing activities	570	(2,036)

GROUP CASH FLOW STATEMENT (continued)

IVQ		IQ
2021	(€ million)	2022	2021
2,205	Increase in long-term debt	128	221
(912)	Payment of long-term debt	(877)	(448)
(264)	Payment of lease liabilities	(290)	(219)
(148)	Increase (decrease) in short-term financial debt	2,639	131
(8)	Dividends paid to Eni's shareholders	(30)
(13)	Acquisition of additional interests in consolidated subsidiaries	(2)
(298)	Net purchase of treasury shares
(51)	Coupon of perpetual subordinated bonds	(39)	(10)
511	Net cash used in financing activities	1,529	(325)
13	Effect of exchange rate changes on cash and cash equivalents and other changes	9	36
894	Net increase (decrease) in cash and cash equivalents	5,206	(949)
7,371	Cash and cash equivalents - beginning of the period	8,265	9,413
8,265	Cash and cash equivalents - end of the period	13,471	8,464

SUPPLEMENTAL INFORMATION

IVQ		IQ
2021	(€ million)	2022	2021
	Investment of consolidated subsidiaries and businesses
123	Current assets	1
1,564	Non-current assets	338
(222)	Cash and cash equivalents (net borrowings)	(77)
(158)	Current and non-current liabilities	(80)
1,307	Net effect of investments	182
(3)	Non-controlling interests	(13)
(99)	Fair value of investments held before the acquisition of control
1,205	Purchase price	169
	less:
(60)	Cash and cash equivalents	(2)
1,145	Investment of consolidated subsidiaries and businesses net of acquired cash and cash equivalents	167

	Disposal of consolidated subsidiaries and businesses
(1)	Disposal of non-current assets		240
	less:
	Investments in consolidated subsidiaries and businesses
(1)	Current assets		371
(16)	Non-current assets		394
	Net borrowings		(128)
16	Current and non-current liabilities		(436)
(1)	Net effect of investments		201
	Net effect of disposals		39
	less:
	Cash and cash equivalents acquired		42
	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalents divested		81

Capital expenditure

IVQ		IQ
2021	(€ million)	2022	2021	% Ch.
1,183	Exploration & Production ⁽ᵃ⁾	1,080	856	26
4	of which: - acquisition of proved and unproved properties	76	13	..
85	- exploration	116	34	..
1,058	- oil & gas development	870	801	9
3	Global Gas & LNG Portfolio	3		..
233	Refining & Marketing and Chemicals	92	127	(28)
184	- Refining & Marketing	68	95	(28)
49	- Chemicals	24	32	(25)
185	Plenitude & Power	141	84	68
146	- Plenitude	116	66	76
39	- Power	25	18	39
72	Corporate and other activities	59	74	(20)
	Impact of unrealized intragroup profit elimination	(2)	(2)
1,676	Capital expenditure ⁽ᵃ⁾	1,373	1,139	21

(a) Includes reverse factoring operations.

In the first quarter of 2022, capital expenditure amounted to €1,373 million (€1,139 million in the first quarter of 2021), increasing by 21% y-o-y, and mainly related to:

- oil and gas development activities (€870 million) mainly in Egypt, Angola, the United States, Mexico, the

United Arab Emirates, Kazakhstan, Italy, and Congo;

- refining activity in Italy and outside Italy (€58 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€10 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€116 million) mainly relating marketing initiatives, acquisition of new customers and development activities in the renewable business.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IVQ			IQ
2021			2022	2021
1,737	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,654	1,704
87	Italy		84	99
228	Rest of Europe		213	238
264	North Africa		238	272
348	Egypt		355	355
321	Sub-Saharan Africa		283	310
165	Kazakhstan		163	153
190	Rest of Asia		181	148
119	Americas		124	112
15	Australia and Oceania		13	17
149	Production sold ⁽ᵃ⁾	(mmboe)	135	140

PRODUCTION OF LIQUIDS BY REGION

IVQ			IQ
2021			2022	2021
852	Production of liquids	(kbbl/d)	780	814
39	Italy		37	45
136	Rest of Europe		127	142
121	North Africa		112	130
81	Egypt		79	68
217	Sub-Saharan Africa		176	192
118	Kazakhstan		112	101
85	Rest of Asia		78	78
55	Americas		59	58
-	Australia and Oceania		-	-

PRODUCTION OF NATURAL GAS BY REGION

IVQ			IQ
2021			2022	2021
4,700	Production of natural gas	(mmcf/d)	4,638	4,726
255	Italy		248	288
489	Rest of Europe		460	515
757	North Africa		673	753
1,414	Egypt		1,466	1,521
553	Sub-Saharan Africa		565	624
249	Kazakhstan		270	274
562	Rest of Asia		546	374
342	Americas		342	287
79	Australia and Oceania		68	90

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (115 and 113 kboe/d in the first quarter of  2022 and 2021, respectively, and 121 kboe/d in the fourth quarter  of  2021).

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